United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 14, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

14 February 2025

CHANGES TO DIRECTORS OF COCA-COLA EUROPACIFIC PARTNERS PLC

Coca-Cola Europacific Partners plc (CCEP) today announces the appointment of Robert Appleby as an Independent Non-executive Director, which was approved by the Board on 13 February 2025 with effect from the conclusion of the Annual General Meeting due to be held on 22 May 2025.

Robert brings to the Board strong financial and ESG expertise and experience in both Europe and Far East markets. Robert is the Founder and Chief Investment Officer at Cibus Capital, a food and agribusiness-focused private equity platform. Prior to founding Cibus, Robert was a co-founder and joint-CIO of ADM Capital Hong Kong and Director of the ADM Capital Foundation. Before establishing ADM Capital, Robert held senior positions in Lehman Brothers and Credit Agricole, including working in the far East.

Sol Daurella, Chairman said, “I am delighted that Rob has agreed to join the CCEP Board. His diverse experience and in particular in the area of ESG given the ever evolving landscape and also his financial acumen will greatly support the Board and we welcome his appointment.”

There are no matters which require disclosure under UK Listing Rule 6.4.8R.

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: February 14, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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